Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 4 DATED FEBRUARY 5, 2018

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 4 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017, sticker supplement no. 1 dated November 28, 2017, sticker supplement no. 2 dated December 7, 2017 and sticker supplement no. 3 dated January 2, 2018. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose:

•	updated information regarding certain U.S. federal income tax considerations; and

•	updates to our management.

Updates to U.S. Federal Income Tax Considerations

On November 16, 2017, the U.S. House of Representatives passed the Tax Cuts and Jobs Act (H.R. 1). On December 2, 2017, the Senate passed a different version of the Tax Cuts and Jobs Act. On December 15, 2017, the House and Senate released a Conference report reconciling the House and Senate bills and producing a bill, which was subsequently adopted by both the House and the Senate, and signed into law by the President on December 22, 2017.

The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and potential taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system, with 40-year useful life for nonresidential real property and a 20-year useful life for qualified improvement property (although a potential drafting error makes the useful life for qualified improvement property uncertain). There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Internal Revenue Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may potentially (and negatively) affect the markets in which we may invest.

Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.

Management

The following disclosure updates the section of the prospectus entitled “Management – Directors and Executive Officers” and all related disclosure throughout the prospectus.

On January 30, 2018, Kevin R. Maddron tendered his resignation as our chief financial officer, chief operating officer and treasurer, effective as of February 7, 2018. In connection with Mr. Maddron’s resignation, our board of directors appointed Ixchell C. Duarte, age 51, to serve as our chief financial officer and treasurer, effective February 7, 2018, and John F. Starr, age 43, to serve as our chief operating officer, effective February 7, 2018.

The following is a summary of Mr. Starr’s business experience and other biographical information:

John F. Starr, Chief Operating Officer. Mr. Starr has served as our senior vice president since January 2016, and has served as senior vice president of our advisor since its inception on July 9, 2015. Mr. Starr has served as chief operating officer of CNL Healthcare Properties, Inc., a public, non-traded REIT, since February 2018 and as senior vice president since January 2016. He has served as senior vice president of CNL Healthcare Corp., the advisor to CNL Healthcare Properties, Inc. since March 2013. Mr. Starr served as senior vice president of CNL Lifestyle Properties, Inc., from March 2013 until its dissolution in December 2017. Mr. Starr served as chief portfolio management officer of CNL Growth Properties, Inc., a public, non-traded REIT from December 2012 until its dissolution in October 2017. Since 2002, Mr. Starr has held various positions with multiple CNL affiliates. Mr. Starr served as chief portfolio management officer of Global Income Trust, Inc. from December 2012 until its dissolution in December 2015. Mr. Starr has served as group chief operating officer at CNL Financial Group Investment Management, LLC since February 2018, and served as chief portfolio management officer (January 2013 to November 2015) and chief portfolio officer (November 2015 to February 2018) responsible for developing and implementing strategies to maximize the financial performance of CNL’s real estate portfolios, which included executive leadership of the platform portfolio reporting and debt capital markets groups. He also served as a senior vice president of CNL Private Equity Corp. from December 2010 until his appointment as the chief portfolio management officer. Between June 2009 and December 2010, he served as CNL Private Equity Corp.’s senior vice president of asset management, responsible for the oversight and day-to-day management of all real estate assets from origination to disposition. At CNL Management Corp., Mr. Starr served as senior vice president of asset management, from June 2007 to December 2010. Between January 2004 and February 2005, Mr. Starr served as vice president of real estate portfolio management at Trustreet, and from February 2005 to February 2007, he served as Trustreet’s vice president of special servicing, and as president of a Trustreet affiliate, where he was responsible for the resolution and value optimization of distressed leases and loans. From February 2007 to May 2007, following the sale of Trustreet to GE Capital, he served as GE Capital, Franchise Finance’s vice president of special servicing, before rejoining CNL affiliates in June 2007. Between May 2002 and January 2004, Mr. Starr was assistant vice president of special servicing at CNL Restaurant Properties, Inc. Prior to joining CNL’s affiliates, Mr. Starr served in various positions in the credit products management group at Wachovia Bank, Orlando, Florida, from December 1997 to May 2002. Mr. Starr received a B.S. in business and an M.B.A. from the University of Florida in 1997 and 2007, respectively.

The following disclosure replaces the biography of Ms. Duarte in the section of the prospectus entitled “Management – Directors and Executive Officers.”

Ixchell C. Duarte, Chief Financial Officer, Treasurer and Senior Vice President. Ms. Duarte has served as our senior vice president since January 2016. Ms. Duarte served as our chief accounting officer from January 2016 to June 2017. Ms. Duarte has served as senior vice president and chief accounting officer of our advisor since its inception on July 9, 2015. Ms. Duarte has served as chief financial officer and treasurer of CNL Healthcare Properties, Inc., a public, non-traded REIT, since February 2018 and as a senior vice president since March 2012. Ms. Duarte also served as chief accounting officer from March 2012 until June 2017, and was previously a vice president from February 2012 to March 2012. She also has served as senior vice president and chief accounting officer of CNL Healthcare Corp., the advisor to CNL Healthcare Properties, Inc., since November 2013. Ms. Duarte served as senior vice president and chief accounting officer of CNL Lifestyle Properties, Inc., a public, non-traded REIT from March 2012 until its dissolution in December 2017. Ms. Duarte served as senior vice president and chief accounting officer of its advisor from November 2013 to December 2017. Ms. Duarte served as senior vice president and chief accounting officer of CNL Growth Properties, Inc., a public non-traded REIT from June 2012 until its dissolution in October 2017. Ms. Duarte served as senior vice president of its advisor from November 2013 to December 2017. She also served as senior vice president and chief accounting officer of Global Income Trust, Inc., a public non-traded REIT, from June 2012 until its dissolution in December 2015, and served as a senior vice president of its advisor from November 2013 to December 2016. Ms. Duarte served as controller at GE Capital, Franchise Finance, from February 2007 through January 2012 and served as senior vice president and chief accounting officer of Trustreet Properties, Inc., a publicly traded REIT. Prior to that, she held various other positions with Trustreet and predecessor CNL companies, including senior vice president, chief financial officer, secretary and treasurer. Ms. Duarte began her career in the audit practice of KPMG, LLP and then Coopers & Lybrand. She received a B.S. in accounting from the Wharton School of the University of Pennsylvania and is a certified public accountant.